October 16, 2014

Mara L. Ransom

Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3561

Re:                             Antero Resources Midstream LLC

Registration Statement on

Form S-1 File No.: 333-193798

Ladies and Gentlemen:

Pursuant to discussions with the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”), Antero Resources Midstream LLC (the “Company,” “we,” “us” or “our”) hereby confidentially submits its currently expected offering terms of the initial public offering (the “Offering”) of common units (the “Common Units”), including the bona fide price range pursuant to Item 501(b)(3) of Regulation S-K, the number of Common Units to be offered, the estimated net proceeds the Company expects to receive from the Offering and the total number of Common Units to be outstanding after the Offering.  The Company expects that these pricing terms will be included in a future amendment to the Registration Statement on Form S-1, File No. 333-193798 (the “Registration Statement”).

The Offering terms are a bona fide estimate of the range of the minimum and maximum offering price and the maximum number of securities to be offered as of October 16, 2014.  Should the bona fide estimates of these terms change, the figures presented in future amendments to the Registration Statement may increase or decrease.

The Company proposes to price the Offering with a bona fide range of $19.00 to $21.00 per Common Unit, with a midpoint of $20.00 per Common Unit.  In the Offering, the Company proposes to sell up to 37,500,000 Common Units.  The Company has granted the underwriters a 30-day option to purchase up to an aggregate of additional 5,625,000 Common Units from the Company if the underwriters sell more than an aggregate 37,500,000 Common Units to cover overallotments.  As discussed with members of the Staff, this range is initially being provided for your consideration by correspondence due to the Company’s and the underwriters’ concern regarding providing such information in advance of the launch of the Offering given recent market volatility, as well as our desire to provide all information necessary for the Staff to complete its review on a timely basis.

Additionally, the Company is enclosing its proposed marked copy of those pages of the Registration Statement that will be affected by the offering terms set forth herein.  These marked changes will be incorporated into a future amendment to the Registration Statement.  The

Company seeks confirmation from Staff that it may launch its Offering with the price range specified herein and include such price range in a future filing of the Registration Statement.

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Please direct any questions that you have with respect to the foregoing to W. Matthew Strock of Vinson & Elkins L.L.P. at (713) 758-3452.

Very truly yours,

Antero Resources Midstream LLC

By:	/s/ Glen C. Warren, Jr.
Name:	Glen C. Warren, Jr.
Title:	President, Chief Financial Officer and Secretary

Enclosures

cc:                                Jim Allegretto (Securities and Exchange Commission)

Jarrett Torno (Securities and Exchange Commission)

Jennifer López (Securities and Exchange Commission)

Lilyanna Peyser (Securities and Exchange Commission)

Mike Rosenwasser (Vinson & Elkins L.L.P.)

David P. Oelman (Vinson & Elkins L.L.P.)

W. Matthew Strock (Vinson & Elkins L.L.P.)

Ryan J. Maierson (Latham & Watkins LLP)

Alvyn A. Schopp (Antero Resources Midstream LLC)